ROCKWELL ANNOUNCES RESULTS FOR FIRST HALF OF FISCAL 2011

October 15, 2010, Vancouver, BC – Rockwell Diamonds Inc. (“Rockwell” or the “Company”) (TSX:RDI; JSE:RDI, OTCBB:RDIAF) announces financial results for the three and six months ended August 31, 2010. Currency values are presented in Canadian dollars unless otherwise indicated.

Rockwell is engaged in alluvial diamond production with focus on the mining and development of alluvial diamond deposits that yield high value gemstones. The Company has continued to operate three mines - Holpan, Klipdam and Saxendrift - during its second fiscal quarter of 2011. The Company is also conducting a bulk sampling evaluation program on the Klipdam Extension property, which is near to the Klipdam operation. All of these operations are located in the Northern Cape Province area of South Africa.

A total of 14,168 carats of diamonds were produced during the first half of fiscal 2011. Three tender sales of rough diamonds were held during the six months. The Company received significantly improved prices for its better quality stones, particularly for diamonds with good color and clarity. The average price achieved was US$1,243.53 per carat.

During the second quarter of fiscal 2011, Rockwell recovered five large gemstones from its Holpan, Klipdam and Saxendrift operations, bringing the total number of plus 50-carat stones recovered in its current fiscal year to eleven. At Holpan, a 136-carat clean white (colour H to I), broken octahedral stone was recovered. At Klipdam, a 69-carat pinkish stone with a brown overtone and a blocky shape was produced. At Saxendrift, the following stones were recovered:

  58-carat white diamond of octahedral shape with a mackle or twin line running through it;

  81-carat fancy yellow with rounded octahedral shape and no inclusions; and

  104-carat clean Cape yellow, which shows a typical well formed octahedral shape.

These stones were sold into the Company’s joint venture with Steinmetz Diamond Group. Once manufactured and sold as polished goods, they will provide additional profit share revenue to the Company.

Diamond Market

The international diamond market continued the recovery to 2008 levels. Rough diamond prices showed further steady increases in some categories but overall the underlying resilience of the market was important. While producers production levels remain low compared to the highs of 2007 and 2008, further improvement in polished prices is required to meet prices paid for rough diamonds. The June to August 2010 polished index showed a slight increase which was encouraging. Stability of rough diamond prices as well as liquidity are key to the continued recovery of the diamond industry.

Acquisitions

In March 2010, the Company announced that it had signed a term sheet with Etruscan Diamonds Limited whereby the Company proposes to purchase Etruscan’s Blue Gum (“Tirisano”) diamond operation in the Ventersdorp region, South Africa. The plan is to acquire 74% of the operation; the balance of the operation would be owned pursuant to South Africa’s Black Economic Empowerment regime. The price to be paid to Etruscan is an amount not exceeding ZAR33.5 million (approximately $4.83 million), payable in Rockwell shares valued at $0.068 each. The Company will also assume certain non-material and non-refundable property maintenance obligations effective immediately and other financial obligations upon completion of the acquisition.

The Tirisano alluvial diamond deposit hosts estimated mineral resources of 25 million cubic meters (indicated) with a grade of 2.37 carats/100 cubic metres and 15 million cubic meters (inferred) with a grade of 2.37 carats/100 cubic metres as at October 2009. The higher and more consistent grades of the Tirisano deposits are an important benefit for Rockwell as they will assist in smoothing the monthly production and revenue flow for the Company. Tania Marshall, PhD., Pr.Sci.Nat., an independent Qualified Person, is responsible for the resource estimate. A technical report has been filed on the Company’s profile at www.sedar.com.

During the first quarter, Rockwell acquired a 20% ownership in Flawless Diamond Trading House (”Flawless”) for a consideration of ZAR 700,000 (approximately $97,000). This transaction is effective as of May 5, 2010. Flawless provides a unique marketing and sales platform for Rockwell’s diamond production. The acquisition of 20% of Flawless will provide Rockwell with access to additional revenue, and allow the Company to gain additional insight into diamond sales trends thereby assisting its short and long term production and growth plans.

Operations and Projects

Operations at the Wouterspan mine are still on care and maintenance in order to preserve the Company’s cash reserves. Capital raised during fiscal 2010 are being used to optimize existing operations, particularly Saxendrift where an in-pit screening unit is in the process of being commissioned, initiate the bulk sampling project at Klipdam Extension, and for the planning and implementation of the modernization and re-commissioning of the Wouterspan operation.

Based on recent new installations and improvements made at Saxendrift, design and layout of Wouterspan will be considerably enhanced to ensure reduced operating costs. As a consequence of the Tirisano acquisition and engineering improvements and developments at Saxendrift, the re-commissioning of Wouterspan has been pushed out to fiscal 2012.

Operations Overview

In the six month period ended August 31, 2010:

  14,168 carats were produced at the Holpan, Klipdam and Saxendrift operations and the Klipdam Extension bulk sampling project, including contractor recoveries.

  14,203 carats were sold at an average price of US$1,243 per carat. The average price per carat achieved is a 73% increase in comparison with the US$718 per carat realized during the corresponding period in the previous financial year.

  Tender sales of US$17.7 million plus US$1.6 million returns from beneficiation profit share (the joint venture with the Steinmetz Group, where rough stones are polished and sold and the profit shared) resulted in diamond revenues for the 6 month period of US$19.3 million (2009 - US$8.1 million). This equates to 19.8 million Canadian dollars.

  Cost of sales including amortization, depletion and impairment charges totalled $18.0 million.

  An operating profit of $1.9 million was realized for the period compared to the $4.7 million loss during the same period last year. General and administration expenses were $600,000 down to $3.6 million dollars compared to $4.2 million dollars in 2009, mainly as a result of lower interest charges and foreign exchange.

  Other items included a fair value adjustment on investments of $147,779 and a write down of property plant and equipment of $144,658.

  A loss of $1.0 million or $0.002 per share was realized for the period (2009:$6.6 million loss).

  Diamond inventory at August 31, 2010 totalled 1,875 carats.

  At August 31, 2010, the Company had cash and cash equivalents of $4.6 million (August 31, 2009 - $0.9 million) and bank indebtedness of $3.3 million (August 31, 2009 - $3.1 million), for net cash holdings of $1.3 million (August 31, 2009 - $ 2.2 million indebted). The Company also had working capital of $7.1 million compared to an $8.2 million deficit at August 31, 2009.

  Production at the three operations steadily increased, reaching 1,746,724 cubic metres. There was improvement in production at all the operations in the quarter, with Saxendrift in particular continuing to take the lead in production improvements.

  The Company’s drive to cut costs and optimize its operations continues to yield results. The average operating cash cost over the six months for the three operations was US$6.21 per cube, which is within the US$6.00 – US$7.0 per cube range that was forecasted for fiscal 2011.

  Mining costs for the six months ended August 31, 2010 amounted to $11.8 million (six months ended August 31, 2009 - $9.6 million), which excludes amortization and depletion charges of $6.2 million (six months ended August 31, 2009 – $5 million).

  The average total cost for all the operations over the first six months of fiscal 2011, including rehabilitation, lease payments and royalties was US$8.41 per cube.

Note: Rockwell has elected to report its production and cost data in terms of cubic meters or cubes rather than per tonne as was the case in the past. This is in line with conventional industry standards for alluvial deposits. For conversion from cubic meters or cubes to metric tonnes, the specific gravity factor for the Holpan, Klipdam, and Klipdam Extension deposits is 1.85 g/cm3, for the Saxendrift and Wouterspan deposits the factor is 2.1 g/cm3. For the Blue Gum (Tirisano) deposit the factor is 1.80 g/cm3.

Additional details on production, sales and revenues for the quarter, as well as comparative results for the first half of fiscal 2010 are provided below. Complete financial results and the Company’s Management Discussion and Analysis are posted on the website and on the Company’s profile at www.sedar.com.

Production and Sales – Six-Month Comparison

PRODUCTION
Operation	6 months ended August 31, 2010			6 months ended August 31, 2009
	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	442,646	4,128	0.93	428,152	3,146	0.73
Klipdam	453,009	5,043	1.11	486,970	5,269	1.08
Wouterspan	-	-	-	-	9	-
Klipdam Extension	96,285	678	0.70	-	-	-
Saxendrift	754,784	4,217	0.56	508,390	3,533	0.70
Other*	-	102	-	-	-	-
Total	1,746,724	14,168	0.81	1,423,512	11,957	0.84

*Other refers to an independent contractor processing gravel and sold through the Group’s tender. These carats are excluded from grade calculations

SALES, REVENUE AND INVENTORY
Operation	6 months ended August 31, 2010				6 months ended August 31, 2009
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)
Holpan	4,525	5,866,248	1,297.40	383	2,710.52	1,438,365	530.66	1,276.65
Klipdam	4,968	2,865,411	576.77	671	5,107.23	2,393,682	468.69	1,904.31
Wouterspan	-	-	-	-	561.69	269,088	479.07	22.49
Klipdam Extension	413	279,251	676.23	265	-	-	-	-
Saxendrift	4,244	8,604,592	2,027.47	507	2,856.55	3,968,797	1,389.37	1,044.04
Other	53	46,320	873.96	49	-	-	-	-
Total	14,203	17,661,822	1,243.53	1,875	11,235.99	8,069,931	718.22	4,247.49

President and CEO John Bristow commented, “The Company continues to implement initiatives to improve operating and costs structures in all parts of its business which form the foundation for Rockwell’s growth and acquisition plans. Importantly, the diamond market continues to show resilience. Plans to acquire and re-develop the Tirisano deposit are progressing well and represent key part of the Company’s objective to create a gemstone producer of about 10,000 carats per month in the long term.”

Rockwell will host a telephone conference call on Monday, October 18 at 10:00 a.m. Eastern Time (7:00 a.m. Pacific; 4:00 p.m. Johannesburg) to discuss these results The conference call may be accessed by Toll Free Dial-In 877-381-4602 or Operator Assisted International Dial-In 760-666-3757 or 0 800 051 3806 (toll free) in the United Kingdom and 0 800 999 567 (toll free) in South Africa.

A live and archived audio webcast will also be available at on the Company’s website at www.rockwelldiamonds.com. The conference call will be archived for later playback until midnight (ET) October 25, 2010 and can be accessed by dialing (800) 642-1687 (toll free) in North America or (706) 645-9291 (toll) and using the pass code 18447475.

For further information on Rockwell and its operations in South Africa, please contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades if mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects.

For further information on Rockwell, Investors should review Rockwell’s annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Indicated and Inferred Resources

This news release also uses the terms ‘indicated resources’ and ‘inferred resources’. Rockwell Diamonds Inc advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.